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RECD S.E.C.
FEB 12 2003
1089

February 11, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003863

SUPPL

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated February 7, 2003 announcing the sale of Wanadoo Belgium to Tiscali.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Very truly yours,

Sami Toutounji/ad

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

dw 2/19

wanadoo

Paris, February 7th , 2003

Wanadoo Sells Wanadoo Belgium to Tiscali

Wanadoo, a subsidiary of France Télécom, today announces its withdrawal from the internet Belgian market and the disposal of Wanadoo Belgium N.V to Tiscali.
The total value of the transaction is EUR 9.5 million to be paid through newly issued Tiscali shares. The capital increase will be on the agenda of the next Tiscali's shareholders meeting, which is scheduled before end of April 2003. The shares will not have any lock up restriction nor any other selling restrictions.

Wanadoo's decision to withdraw from the Belgian market is consistent with its European strategy which focuses on being one of the top three players on each market where the company is offering its services.
Its key goal is to become one of the most profitable Internet companies in Europe - which is already the case in France.
This operation will allow Wanadoo to improve its EBITDA and Free cash Flow for 2003.

Wanadoo Belgium N.V, whose activities are located in Brussels, is a Belgian ISP and portal, with about 85,000 active customers - of which 25,000 are ADSL subscribers.
The deal includes the staff (15 employees) of Wanadoo Belgium N.V within Tiscali's Belgian subsidiary and will not impact Wanadoo Belgium N.V customers who will be re-addressed to the Tiscali Network.

About Wanadoo
Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with 8.5 million active subscribers, nearly 20 million unique visitors per month and more than 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and have also a significant presence in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 1 million cable and ADSL subscribers and through online directories with almost 240,000 online advertisers amongst SMEs. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com

Press Contacts :
Nilou du Castel / Elisabeth Bozzi
Tel : +33 1 44 44 93 93
nilou.ducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Investor Relations :
Vincent Gouley
Tel : +33 1 58 88 75 68
vincent.gouley@wanadoo.com

Press Release

Shearman & Sterling

February ~~11~~ 12, 2003

RECD S.E.C.
FEB 1 2 2003
1086

To: Tasha Harris

From: Anne Driscoll

Air France and Wanadoo 12g3-2(b)s

Please find enclosed an Air France 12g3-2(b) (3787-4) and a Wanadoo 12g3-2(b) (32047-3)to be filed with the SEC.

Please fax and pouch the transmittal letters to my attention.

Do not hesitate to call me at 011 33 1 53 89 70 28 with any questions or problems.

Kind regards,

Anne Driscoll